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December 7, 1999

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 (FILE NO. 333-91255)

Ladies and Gentlemen:

     Beacon Capital Partners, Inc. hereby requests that the above-referenced Registration Statement filed on November 19, 1999 be withdrawn effective immediately.

     If you have any questions regarding this matter, please contact Stephen Adams at Goodwin, Procter & Hoar LLP at (617) 570-1121.


                                      Very truly yours,

                                      /s/ William A. Bonn
                                      -------------------
                                      William A. Bonn
                                      Senior Vice President and General Counsel


cc: Stephen T. Adams, Esq